Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2023

(Expressed in Canadian dollars unless otherwise stated)

April 12, 2023

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations for the three months ended February 28, 2023, should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended February 28, 2023, and its annual information form (the "AIF") and audited consolidated financial statements for the year ended November 30, 2022, copies of which are available under the Company's profile at www.sedar.com.

The Company's unaudited condensed consolidated interim financial statements for the three months ended February 28, 2023 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). Unless otherwise stated, all information contained in this MD&A is as of April 12, 2023.

References in this MD&A to the "Company" mean "GoldMining Inc.", together with its subsidiaries, unless the context otherwise requires. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "R$" are to Brazilian Reals.

Forward-looking Information

This document contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively, "forward-looking statements"), including statements regarding the Company's: (i) future exploration and development plans; (ii) the Company's expectations and plans regarding the launch of U.S. GoldMining Inc. ("US GoldMining") and the completion of its IPO (as defined herein); (iii) capital requirements and ability to obtain requisite financing; (iv) expectations respecting the receipt of necessary licences and permits, including obtaining extensions thereof; and (v) the Company's strategy and future business plans. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the Company's ability to complete the IPO as expected or at all; (iii) commodities prices; (iv) the ability of the Company to identify and execute on value enhancement opportunities such as joint ventures, option agreements and other divestitures; (v) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral property options; (vi) the timing and ability to obtain requisite operational, environmental and other licences, permits and approvals, including extensions thereof; and (vii) the value of publicly traded securities held by the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: (i) the Company's limited operating history; (ii) general economic and market conditions; (iii) the Company not being able to obtain necessary financing on acceptable terms or at all; (iv) any inability to identify or complete value enhancing transactions on acceptable terms or at all; (v) the Company losing or abandoning its property interests; (vi) the Company's properties being in the exploration stage and without known bodies of commercial ore; (vii) the Company being able to obtain or maintain all necessary permits, licences and approvals; (viii) environmental laws and regulations becoming more onerous; (ix) potential defects in title to the Company's properties; (x) fluctuating exchange rates; (xi) fluctuating commodities prices; (xii) operating hazards and other risks of the mining and exploration industry; (xiii) competition; potential inability to find suitable acquisition opportunities and/or complete the same; (xiv) fluctuations in the market price of publicly traded securities held by the Company; and (xv) other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the AIF.

These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Business Overview

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.

The Company's projects currently include the La Mina, Titiribi and Yarumalito Gold-Copper Projects, all of which are located in the Department of Antioquia, Colombia; the Whistler Gold-Copper Project, located in Alaska, United States; the São Jorge, Cachoeira, Surubim, Boa Vista, and Batistão, Montes Aureos and Trinta Gold Projects, located in the States of Pará, Mato Grosso and Maranhão, Brazil, respectively; the Crucero Gold Project, located in the Department of Puno, Peru; the Almaden Gold Project, located in Idaho, United States, which is subject to an option to a subsidiary of NevGold Corp. ("NevGold"); and the Yellowknife Gold Project and Rea Uranium Project, located in Northwest Territories and Alberta, Canada, respectively.

The Company's common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange under the symbol "GOLD", on the NYSE American under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR".

The head office and principal address of the Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Company Strategy

The Company's long-term growth strategy of acquiring and developing gold assets in the Americas is premised on a disciplined execution strategy of advancing the existing portfolio including pursuing partnerships and joint ventures, while also continuing to evaluate accretive acquisition opportunities and potential spin-outs and property divestiture opportunities.

Recent Developments

Advancement of the Whistler Gold-Copper Project

On February 28, 2022, the Company announced that its board of directors had approved a strategy to advance the Whistler Gold-Copper Project ("Whistler Project" or "Whistler"), located in Alaska as a separate company that would conduct an initial public offering ("IPO") or similar transaction.

Since the date of such announcement, the Company has taken steps to progress this strategy, including the appointment of Tim Smith as Chief Executive Officer of US GoldMining and the appointment of six directors to the board of US GoldMining.

In September 2022, US GoldMining issued 635,000 performance-based restricted common shares to directors, officers and other personnel, representing approximately 6.3% of the outstanding shares of the entity. The performance based restricted shares are subject to restrictions and forfeiture if such performance conditions are not met within applicable periods.

On February 27, 2023, the Company announced the launch of US GoldMining's proposed IPO. The completion of the IPO is subject to customary conditions and there can be no assurance that it will be completed as contemplated or at all.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Option of Almaden Project and Strategic Investments in NevGold Corp.

On July 4, 2022, pursuant to an option agreement (the "Option Agreement") with NevGold and its subsidiary, the Company's subsidiary granted an option to acquire 100% of the Almaden Project to NevGold's subsidiary in consideration for 4,444,444 common shares of NevGold ("NevGold Shares"). On January 1, 2023, pursuant to the Option Agreement, NevGold satisfied a $1.5 million option payment by issuing to GoldMining's subsidiary 3,658,526 NevGold Shares. Under the Option Agreement, additional option payments of $1.5 million and $3.0 million must be made on or before July 1, 2023 and January 1, 2024, respectively in order for NevGold to exercise the option. The Option Agreement provides for certain qualifying expenditures to be completed by NevGold to exercise the Option along with additional success-based contingent payments totalling up to $7.5 million. Please refer to the AIF for additional information.

In connection with the transaction, GoldMining agreed to, subject to certain conditions, purchase additional NevGold equity in an amount to the lesser of $1.25 million and 40% of the total gross proceeds raised by NevGold in certain qualifying financings announced prior to November 30, 2022. In connection therewith, on December 5, 2022, GoldMining acquired 2,976,000 units ("Units") of NevGold at a price of $0.42 per Unit in a brokered private placement, for a total purchase price of $1.25 million. Each Unit, consisted of one NevGold Share and one-half of one warrant (each whole warrant, a "Warrant") of NevGold. Each Warrant entitles the holder to purchase one NevGold Share at an exercise price of $0.60 until December 5, 2024. GoldMining currently holds 12,560,661 NevGold Shares and 1,488,100 Warrants.

At-the-Market Equity Program

On December 30, 2022, the Company announced an updated at-the-market equity distribution program (the "ATM Program"). The ATM Program allows the Company to distribute up to US$50.0 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). Sales of ATM Shares through the ATM Program will be made pursuant to an equity distribution agreement dated December 30, 2022 with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities, Laurentian Bank Securities Inc. and Roth Capital Partners, LLC (collectively, the "Agents"). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the ATM Program will terminate upon the earlier of: (i) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50.0 million (or the equivalent in Canadian dollars); or (ii) November 27, 2023.

During the three months ended February 28, 2023, the Company issued a total of 4,139,920 ATM Shares under the ATM Program for gross proceeds of $7.6 million. Aggregate gross proceeds raised over the three months ended February 28, 2023, were approximately $1.8 million on the TSX (representing net proceeds of $1.7 million) and US$4.3 million on the NYSE (representing net proceeds of US$4.2 million), and the Agents were paid aggregate commissions on such sales of approximately $0.04 million and US$0.1 million, representing 2.50% of the gross proceeds of the ATM Shares sold.

Subsequent to the three months ended February 28, 2023, the Company has not issued ATM Shares under the ATM Program.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Update on Material Properties

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at prioritized projects (the "Strategic Review Process"). To date, pursuant to this Strategic Review Process, the Company has identified additional studies and reports to be completed at certain of its properties as detailed below. Such work may include undertaking additional studies, economic assessments and/or exploration and development work.

The Company currently plans to continue to maintain each of its existing projects in good standing.

La Mina Gold-Copper Project

During the three months ended February 28, 2023, the Company incurred $0.2 million of expenditures on the La Mina Project, which included expenditures for its camp maintenance costs, consulting fees to vendors that provided geological and technical services including work on an updated Mineral Resource Estimate, payroll and personnel expenses and surface rights lease payments.

On January 23, 2023, the Company announced an updated Mineral Resource Estimate ("MRE") subsequent to additional drilling on the La Garrucha concession at the La Mina Project. The MRE includes a maiden resource estimate on the La Garrucha deposit which incorporates drilling completed by the Company in 2022. On the strength of this updated MRE, the Company has announced that it plans on updating the La Mina PEA, which is expected to be complete on or around mid-2023.

On February 27, 2023, the Company filed a technical report including such updated MRE titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia" dated effective December 20, 2022. For further information regarding the La Mina Project, including the PEA disclosed above, please refer to such technical report, a copy of which is available under the Company's profile at www.sedar.com.

São Jorge Gold Project

During the three months ended February 28, 2023, the Company incurred $0.05 million of expenditures on the São Jorge Project. These expenditures included land access fees, consulting fees to vendors that provided geological and technical services and expenditures for camp maintenance costs.

A review of the geological and resource models for the deposit continues to integrate the new information obtained from the core sampling program that was completed in 2022 as well as some localized soil sampling programs. This new information will assist in better constraining the geological and resource model for the deposit and help identify additional exploration targets. The Company has also initiated a program with third party consultants to compile and interpret an existing database of geophysical surveys and data completed by previous operators.

The Company is currently evaluating a potential exploration program in 2023 to investigate numerous targets identified with geophysical and soil gold anomalies distributed throughout the property focusing within a five-kilometre radius of the existing São Jorge deposit. Additionally, the recent announcement made by Serabi Gold PLC, of the discovery of porphyry-style mineralization in the Tapajós region has opened a new perspective for exploration on the São Jorge property for this previously unidentified style of deposit. The Company has not finalized any exploration plans as of the date hereof.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Whistler Gold-Copper Project

During the three months ended February 28, 2023, the Company incurred $0.17 million of expenditures on the Whistler Project which included consulting fees to vendors that provided geological, environmental, permitting, regulator and community stakeholder engagements and other technical services and camp maintenance costs.

US GoldMining, the Company's subsidiary that owns the Whistler Project, is currently pursuing an IPO. See "Recent Developments". US GoldMining currently intends to pursue planned exploration activities upon completion of its IPO.

In January 2023, US GoldMining was granted, through staking, 73 new claims in Alaska from the Division of Mining, Land and Water, Alaska Department of Natural Resources (DNR). The claims are ancillary to the core property which contains the Whistler, Raintree and Island Mountain mineral resources. The new claims provide flexibility for possible future exploration or operational needs. There is no known extension of mineral resources or unclassified mineralization or interpreted geological prospectivity underlying the new claims. Currently US GoldMining has no immediate plans for exploration on these claims, however they will be assessed in the future for possible work programs.

US GoldMining's currently planned exploration program consists of approximately 15,000-meters of drilling, surface exploration including soil geochemical sampling and geophysical surveying, and collection of mine planning and mineral processing information including metallurgical, geotechnical and hydrogeological data. Additional environmental baseline data collection, as well as heritage surveying, including archaeological and traditional land use studies, are also expected to take place in 2023.

Titiribi Gold-Copper Project

During the three months ended February 28, 2023, the Company incurred $0.06 million of expenditures on the Titiribi Project, which included expenditures for camp maintenance costs, payroll and personnel expenses and surface rights lease payments. The Company maintains the Titiribi Project in good standing. The Company had initially proposed a work program which included a drill program to be completed in 2022, however the program has received approval for deferral from Antioquia's Secretary of Mines. A deferral of this program was submitted as a result of restrictions due to the COVID-19 pandemic, as well as recent proceedings of the local municipality, described in further detail below, which was granted and extends to April 2024. With the granting of the deferral, the initially planned work program will be deferred as the Company focuses on higher priority projects.

In August 2021, the Municipal Council of Titiribi issued a Territorial Ordinance Scheme which prohibits mining and mineral exploitation activities in the municipality. The Company believes that the Territorial Ordinance Scheme is unconstitutional and outside the authority of the municipality. As such, the Company plans to challenge this decision of the municipality through appropriate proceedings on the same basis as the prior successful challenge of the municipality's similar actions in 2017 and 2018. While the Company believes that it will be successful based on the advice of its local counsel and past precedent, there can be no assurance that it will be successful in such proceedings, which are subject to the risks normally associated with such legal proceedings, generally.

Long-term Investments

Investment in Gold Royalty Corp.

As at February 28, 2023, the Company owns 21,223,291 shares of Gold Royalty Corp. ("GRC"), which is listed on the NYSE American. The shares owned by the Company had a fair value of $62.3 million at February 28, 2023.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Investment in NevGold Corp.

As at February 28, 2023, the Company owns 12,560,661 shares of NevGold, which are listed on the TSX Venture exchange. The shares owned by the Company had a fair value of $4.6 million. Additionally, the Company owns 1,488,100 warrants in NevGold with an exercise price of $0.60 until December 5, 2024.

Results of Operations

Three months ended February 28, 2023, compared to the three months ended February 28, 2022

For the three months ended February 28, 2023, the Company had an operating loss of $3.7 million, compared to an operating loss of $3.3 million for the same period of 2022. The increase in operating loss was primarily the result of an increase in general and administrative expenses and professional fees, offset by a recovery on the grant of a mineral property option on the Almaden Project.

General and administrative expenses were $1.7 million in the three months ended February 28, 2023, compared to $1.4 million in the three months ended February 28, 2022. This increase was primarily the result of higher investor communications, marketing, travel and regulatory expenses.

Directors' fees, salaries and benefits, which includes management and personnel salaries, were $0.4 million in the three months ended February 28, 2023, compared to $0.3 million in the same period of 2022. This increase was primarily due to the hiring of additional staff, including the Company's VP Exploration and CEO of US GoldMining and the addition of a director to the Company's board.

Exploration expenses were $0.6 million in the three months ended February 28, 2023, compared to $0.3 million in the three months ended February 28, 2022. This increase was primarily due to costs associated with updating the MRE at the La Mina Project resulting from exploratory drilling on the La Garrucha target and consulting fees incurred for the Whistler Project.

Exploration expenditures incurred in the three months ended February 28, 2023, consisted primarily of: exploration and field expenses of $0.2 million compared to $0.1 million in the three months ended February 28, 2022; consulting fees to vendors who provided geological and technical services on the Company's projects, of $0.2 million, compared to $0.1 million in the three months ended February 28, 2022; payroll and employee expenses of $0.06 million, compared to $0.04 million in the three months ended February 28, 2022; and other exploration expenses which included land fees required to maintain the projects in good standing of $0.1 million, compared to $0.1 million in the three months ended February 28, 2022.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Exploration expenditures on a project basis for the periods indicated were as follows:

			For the period from
	For the three months ended		incorporation,
	February 28,		September 9, 2009, to
	2023	2022	February 28, 2023
(in thousands of dollars)	($)	($)	($)
La Mina	244	137	2,931
Whistler	174	37	3,764
Titiribi	59	54	2,162
São Jorge	50	38	1,468
Yarumalito	30	9	196
Cachoeira	19	9	6,787
Yellowknife	16	32	1,285
Almaden	1	24	313
Crucero	1	-	436
Surubim	-	-	210
Other Exploration Expenses	5	7	3,722
Total	599	347	23,274

Non-cash share-based compensation expenses were $0.9 million in the three months ended February 28, 2023, compared to $0.7 million in the three months ended February 28, 2022. The increase was primarily the result of a higher number of options vesting during the three months ended February 28, 2023, compared to the three months ended February 28, 2022. During the three months ended February 28, 2023, no options were granted (three months ended February 28, 2022: options were granted to employees and consultants of the Company, which had a weighted average exercise price of $1.89 per GoldMining Share and were valid for a weighted average period of 5 years from their grant dates).

Consulting fees paid to corporate development, information technology and human resources service providers were $0.07 million in the three months ended February 28, 2023, compared to $0.06 million in the three months ended February 28, 2022.

Professional fees were $1.2 million in the three months ended February 28, 2023, compared to $0.5 million in the three months ended February 28, 2022. The increase was primarily the result of increased fees for legal, accounting, tax and advisory services, associated with the launch of the IPO of US GoldMining.

For the three months ended February 28, 2023, the Company recognized a recovery on the grant of a mineral property option of $1.1 million, compared to $nil in the three months ended February 28, 2022. The recovery resulted from the receipt of NevGold Shares as an option payment from NevGold in the amount of $1.1 million for the Almaden Project, which had a carrying value of $nil.

Dividend income was $0.3 million in the three months ended February 28, 2023, compared to $nil in the three months ended February 28, 2022. The dividend income was comprised of the quarterly cash dividends paid by GRC on December 30, 2022.

For the three months ended February 28, 2023, the Company recognized a loss on modification of the BMO margin loan of $0.1 million, as a result of a $2.5 million (US$1.9 million) principal repayment of the credit facility.

Financing costs were $0.5 million in the three months ended February 28, 2023, compared to $0.4 million in the three months ended February 28, 2022. The increase was primarily the result of a higher interest rate on the Company's margin loan.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

For the three months ended February 28, 2023, the Company recognized a deferred income tax expense of $2.0 million, compared to a deferred income tax recovery of $0.6 million for the three months ended February 28, 2022. The deferred tax expense during the three months ended February 28, 2023 resulted from the recognition of a deferred tax liability upon receipt of NevGold Shares pursuant to the Option Agreement, and remeasurement of common shares of GRC at fair value during the three months ended February 28, 2023. The deferred income tax recovery during the three months ended February 28, 2022 was recognized as a result of the Company's loss during the period, reducing the Company's deferred tax liability.

For the three months ended February 28, 2023, the Company recorded an unrealized loss on revaluation of long-term investments of $13.3 million in other comprehensive loss, compared to an unrealized loss of $25.9 million for the three months ended February 28, 2022 as a result of a decrease in the fair value of its long-term investments. The unrealized losses during the three months ended February 28, 2023 and 2022 were offset by deferred income tax recoveries of $1.8 million and $3.5 million respectively, during these periods. The long-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share prices in the market.

During the three months ended February 28, 2023, the Company's net loss was $6.1 million, or $0.04 per share on a basic and diluted basis, compared to net loss of $3.1 million during the three months ended February 28, 2022, or $0.02 per share on a basic and diluted basis.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated. The Company did not receive any revenues during such periods.

For the quarter ended	Net income (loss)	Basic income (loss) per share	Diluted income (loss) per share
(in thousands of dollars, except per share amounts)	($)	($)	($)
February 28, 2023	(6,112)	(0.04)	(0.04)
November 30, 2022	(4,385)	(0.03)	(0.03)
August 31, 2022	(2,878)	(0.02)	(0.02)
May 31, 2022	(2,863)	(0.02)	(0.02)
February 28, 2022	(3,074)	(0.02)	(0.02)
November 30, 2021	5,919	0.04	0.04
August 31, 2021	(6,985)	(0.05)	(0.05)
May 31, 2021	104,169	0.70	0.68

The Company's fluctuations in net loss from quarter to quarter were mainly related to changes in exploration, permitting and licensing work as well as corporate activities conducted during the respective quarters. During the three months ended February 28, 2023, net loss was higher compared to other quarters as a result of increased activities and expenses associated with US GoldMining's IPO and a higher deferred tax expense, primarily associated with the Company's long-term investments. During the three months ended November 30, 2022, net loss was higher compared to other quarters as a result of increased activities and expenses associated with the US GoldMining's IPO and increased share-based compensation. During the three months ended November 30, 2021, the Company's positive net income was primarily the result of the Company's non-cash gain resulting from re-measuring its retained interest in GRC at the fair value of ownership interest in GRC on November 5, 2021. During the three months ended August 31, 2021, net loss was higher compared to other quarters as a result of the Company's share of loss in its then associate, GRC. During the three months ended May 31, 2021, the Company's positive net income was primarily the result of a non-cash gain resulting from re-measuring its retained interest in GRC at fair value following the loss of control of GRC as a subsidiary and the start of equity accounting on March 11, 2021, the date GRC completed its IPO.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Liquidity and Capital Resources

The following table sets forth selected information regarding the Company's financial position for the years indicated.

	As at February 28,	As at November 30,
	2023	2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	7,618	8,325
Working capital (deficit)	88	(1,791)
Long-term investments	67,039	77,839
Total assets	137,020	147,329
Total current liabilities	8,662	10,989
Accounts payable and accrued liabilities	1,760	1,721
Total non-current liabilities	1,363	1,249
Shareholders' equity	126,995	135,091

Capital resources of the Company consist primarily of cash, liquid short-term investments and long-term investments. As of February 28, 2023, the Company had cash and cash equivalents totalling $7.6 million compared to $8.3 million at November 30, 2022, and $1.1 million in other current assets compared to $0.9 million at November 30, 2022. The decrease in cash and cash equivalents was primarily the result of operating expenditures incurred, the purchase of $0.1 million of GRC shares and $1.3 million of NevGold shares and warrants as disclosed herein and interest and principal payments made on the margin loan during the three months ended February 28, 2023. As at February 28, 2023 the Company had long-term investments of $67.0 million compared to $77.8 million as at November 30, 2022. The decrease in the value of long-term investments was primarily the result of a decrease in the market price of publicly traded securities held by the Company.

As of February 28, 2023, the Company had a margin loan payable of $6.6 million compared to $8.8 million at November 30, 2022. The decrease was the result of a $2.5 million principal payment during the three months ended February 28, 2023. The Company had accounts payable and accrued liabilities of $1.8 million as of February 28, 2023, compared to $1.7 million at November 30, 2022. The increase in accounts payable and accrued liabilities of $0.1 million was primarily the result of additional professional fees incurred for the proposed launch of US GoldMining. As of February 28, 2023, the Company had working capital (current assets less current liabilities) of $0.1 million compared to a working capital deficit of $1.8 million at November 30, 2022.

In addition to planned work programs described under "Material Properties", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, licence application and extension fees and camp maintenance costs. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, including additional equity and/or debt financing. There can be no assurance that such additional financing will be available on acceptable terms or at all.

On October 28, 2021, as amended on July 27, 2022 and October 27, 2022, the Company established a margin loan facility (the "Facility") for $13.4 million (US$10 million). The Facility: (i) is subject to an interest rate of 3-month USD Adjusted Term Secured Overnight Finance Rate ("SOFR") plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 27, 2023 or an earlier repayment date in accordance with its terms; (iii) is secured by 20,700,000 shares of GRC owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. In addition, the Company paid a one-time facility fee equal to 1.50% of the Facility. The Facility provided for a minimum outstanding advance of $9.4 million (US$7 million) and certain customary early repayment fees in the event that any portion of such minimum amount is repaid prior to maturity.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

On February 28, 2023, in order to provide the Company greater capital flexibility, the Company and the lender modified the Facility, pursuant to which, among other things, the Company repaid $2.7 million (US$2.0 million) without incurring early pre-payment fees and the Facility's margin and pricing requirements were amended to provide greater flexibility to the Company in light of existing market conditions. The amended Facility provided for a minimum outstanding advance of $7.1 million (US$5.2 million).

The Company does not currently expect to make further drawdowns prior to the upcoming maturity of the Facility. Further drawdowns and additional availability under the Facility are subject to satisfying certain conditions, which would not be met as of the date hereof. As of February 28, 2023, the outstanding principal is $7.2 million (US$5.3 million).

The Company believes that cash on hand, its ATM Program and its holdings of publicly traded securities, will provide sufficient capital resources to meet the Company's obligations over the next 12 months. The Company's ability to meet its obligations and finance exploration and development activities over the long-term will depend on its ability to generate cash flow through the issuance of GoldMining Shares pursuant to equity financings and/or short-term or long-term loans and debt financings. The Company's growth and success is dependent on external sources of financing, which may not be available on acceptable terms or at all. Refer to "Liquidity Risk" below.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at February 28, 2023, including payments due for each of the next five years and thereafter.

	Payments Due by Period
Contractual Obligations (in thousands of dollars)	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	After 5 years ($)
Margin Loan Payable(1)	6,594	6,594	-	-	-
Office and Storage Leases	313	159	154	-	-
Land Access Agreement	2	2	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	839	839	-	-	-
Mineral Property Option Agreement - Surubim Project(3)	858	858	-	-	-
Total Contractual Obligations	8,606	8,452	154	-	-
(1)	Payment is converted from US$4.83 million to C$6.59 million using the period end exchange rate of US$0.7328/C$1.
(2)	Payment is converted from R$3.22 million to C$0.84 million using the period end exchange rate of R$3.8373/C$1.
(3)	Payment is converted from US$0.63 million to C$0.86 million using the period end exchange rate of US$0.7328/C$1.

General and Administrative

The Company is renting or leasing various offices and storage facilities located in Canada, USA, Brazil, Colombia and Peru with total contractual payments of $0.3 million, which includes $0.02 million related to low value assets and $0.03 million related to short-term leases on the date of initial application. The remaining $0.25 million in contractual payments relates to long-term leases at the date of initial application, that do not relate to low value assets and are disclosed as lease liabilities in the consolidated financial statements for the three months ended February 28, 2023.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on August 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3.62 million in September 2018 to the counterparty thereunder. In August 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$0.40 million in August 2019 to the counterparty and a further R$3.22 million ($0.84 million) was due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

The Company is actively negotiating to modify the payment that was due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$0.63 million (payable in R$ equivalent) in December 2022.

The Company is actively negotiating to modify the payment that was due in December 2022 to a mutually agreeable alternative with amended agreement terms to extend the time period for making a final payment.

If the Company's subsidiary fails to make the aforementioned payment, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$0.85 million. Pursuant to this agreement, a cash payment of US$0.65 million is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020 and September 27, 2022, the Company can acquire the La Garrucha concession by making the following remaining optional payments:

●	US$0.16 million in May 2023.
●	US$0.16 million in December 2023.
●	US$0.16 million in May 2024.

Cash Flows

Operating Activities

Net cash used in operating activities during the three months ended February 28, 2023, was $3.9 million, compared to $2.5 million in the three months ended February 28, 2022. Significant operating expenditures during the current period included general and administrative expenses, directors' fees, salaries and benefits, professional fees and exploration expenditures. The increase of net cash used in operating activities is primarily due to the Company's increase in general and administrative expenses, exploration expenditures, and professional fees, which includes increased costs associated with the IPO of US GoldMining.

Investing Activities

Net cash used in investing activities during the three months ended February 28, 2023 was $1.6 million, compared to $0.1 million during the three months ended February 28, 2022. The net cash used in investing activities during the three months ended February 28, 2023 was primarily related to an investment in GRC shares in the amount of $0.1 million compared to $nil during the three months ended February 28, 2022, investment in NevGold shares in the amount of $1.3 million compared to $nil during the three months ended February 28, 2022 and an investment in exploration and evaluation assets as an option payment of $0.2 million was made for the La Garrucha concession compared to $nil during the three months ended February 28, 2022.

Financing Activities

Net cash provided by financing activities during the three months ended February 28, 2023, was $4.7 million, compared to $0.1 million during the three months ended February 28, 2022. Net cash provided by financing activities was primarily related to net cash proceeds received from the Company's At-the-Market offering during the three months ended February 28, 2023 in the amount of $7.4 million compared to $nil in the same period of the prior year, exercise of options during the three months ended February 28, 2023, in the amount of $0.3 million compared to $0.3 million during the three months ended February 28, 2022, interest paid on the margin loan of $0.5 million compared to $0.2 million during the three months ended February 28, 2022, and a principal repayment of margin loan in the amount of $2.5 million compared to $nil during the three months ended February 28, 2022.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Transactions with Related Parties

Related Party Transactions

During the three months ended February 28, 2023, the Company incurred the following related party transactions:

●

the Company granted Options to a direct family member of its Chairman and the fair value of the Options recognized as expense during the three months ended February 28, 2023 was $nil, compared to $0.01 million during the three months ended February 28, 2022, using the Black-Scholes option pricing model.

●

the Company incurred $0.01 million, compared to $0.04 million for the three months ended February 28, 2022, in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of the Company's Chairman and are within industry standards. $0.005 million was payable to such related party as at February 28, 2023 compared to $nil as at November 30, 2022.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2023, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three months ended February 28, 2023:

	For the three months ended
	February 28,
	2023	2022
(in thousands of dollars)	($)	($)
Management fees	44	41
Director and officer fees	97	63
Share-based compensation	487	342
Total	628	446

As at February 28, 2023, $0.02 million was payable to key management personnel for services provided to the Company compared to $0.17 million as at November 30, 2022. Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date. As at February 28, 2023, the Company concluded no impairment indicators exist for any of its exploration and evaluation assets.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Changes in, and Initial Adoption of, Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year.

Financial Instruments and Risk Management

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's margin loan payable is current, is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as its interest rate is comparable to current market rates. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments. The fair value of warrants to purchase shares in NevGold were initially determined on a residual basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as level 2. Inputs used in the Black-Scholes model for the valuation of the warrants include risk-free interest rate, volatility, and dividend yield.

Financial Risk Management Objectives and Policies

The financial risks arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at February 28,	As at November 30,
	2023	2022
(in thousands of dollars)	($)	($)
Assets
United States Dollar	66,959	80,053
Brazilian Real	25	44
Colombian Peso	223	392
Total	67,207	80,489

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $7.2 million.

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at February 28, 2023 would have an impact, net of tax, of approximately $5.4 million on other comprehensive loss for the three months ended February 28, 2023. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at February 28, 2023 would have an impact of $0.2 million on net loss for the three months ended February 28, 2023.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in the 3-month USD Adjusted Term SOFR would not have a significant impact on net loss for the three months ended February 28, 2023. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents with Schedule I chartered banks in Canada and their US affiliates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at February 28, 2023, the Company has working capital (current assets less current liabilities) of $0.1 million.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, margin loan and withholding taxes payable are expected to be realized or settled within a one-year period.

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal. The Company also owns 21.22 million shares of NYSE listed Gold Royalty Corp. (closing share price as of February 28, 2023 of US$2.15 reflects a value of US$45.6 million ($62.3 million)), 12.56 million shares of NevGold (value of $4.6 million) and received dividends of $0.3 million from GRC during the three months ended February 28, 2023. GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the GRC and NevGold shares after the maturity of the existing Facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at February 28, 2023, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $5.7 million on other comprehensive loss for the three months ended February 28, 2023.

Outstanding Share Data

As of the date hereof, the Company has 168,225,486 GoldMining Shares outstanding. In addition, the following options and restricted share rights outstanding are summarized below.

Share Options

The outstanding share options to purchase GoldMining Shares as of the date of this MD&A are as follows:

Expiry Date	Exercise/Grant Price ($)	Number Outstanding
April 20, 2023	1.20	200,000
November 26, 2023	0.78	1,755,000
January 2, 2024	0.78	2,500
January 14, 2024	0.95	50,000
April 10, 2024	0.94	5,000
June 25, 2024	0.96	25,000
August 7, 2024	1.05	1,829,250
November 25, 2024	1.05	230,250
July 8, 2025	2.28	50,000
August 1, 2025	2.22	150,000
August 31, 2025	3.38	50,000
September 24, 2025	2.86	200,000
November 19, 2025	2.88	1,515,000
August 25, 2026	1.52	100,000
November 11, 2026	1.83	2,498,750
November 24, 2026	1.84	140,000
December 7, 2026	1.57	25,000
January 17, 2027	1.98	18,945
January 18, 2027	2.01	50,000
April 7, 2027	2.07	100,000
June 20, 2027	1.46	25,000
June 29, 2027	1.32	50,000
July 7, 2027	1.17	25,000
July 15, 2027	1.18	75,000
October 24, 2027	1.18	5,000
November 24, 2027	1.60	4,145,500
		13,320,195

Each option entitles the holder thereof to purchase one GoldMining Share.

GoldMining Inc. Management's Discussion and Analysis For the three months ended February 28, 2023

Restricted Share Rights

As of the date of this MD&A, there are 185,676 restricted share rights outstanding, which are convertible into 185,676 GoldMining Shares in accordance with their terms.

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended February 28, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended February 28, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Risk Factors

A discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com.

Additional Information

Additional information regarding the Company, including the Company's AIF, are available under the Company's profile at www.sedar.com.